January 14, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:

Robert S. Littlepage, Accounting Branch Chief

Larry Spirgel, Assistant Director

Joseph Cascarano, Senior Staff Accountant

Dean Suehiro, Senior Staff Accountant

William Mastrianna, Attorney-Advisor

Re: Vringo, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 10, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014 Filed November 4, 2014

File No. 001-34785

Ladies and Gentlemen,

On behalf of Vringo, Inc. (“Vringo” or the “Company”), submitted herewith is the response to the comment contained in the letter dated December 19, 2014, from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The comment and response set forth below are keyed to the numbering of the comment and the heading used in the Staff’s letter.

Form 10-Q for the period ended September 30, 2014

Note 3. Goodwill, page 10

Comment:

1.	Please explain in detail how you considered the “certain observable market data of comparable companies” in determining your implied control premium. In addition, tell us how the control premium impacted the fair value of the reporting unit that exceeded its carrying value by approximately 14%. Further, explain in detail each of the other factors you considered in determining the fair value of the reporting unit and reconcile it to the total fair value of the reporting unit.

Response:

We disclosed in Note 2(j) to the Notes to the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2013, that goodwill is reviewed for impairment at least annually, as of December 31, and when triggering events occur, in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 350, Intangibles-Goodwill and Other. The Company performed its annual impairment test of goodwill as of December 31, 2013. Based on this test, the Company did not recognize an impairment charge related to goodwill since the fair value of the reporting unit significantly exceeded its carrying value.

VRINGO, INC. Telephone: (212) 309-7549 780 Third Avenue, 12th Floor New York, NY 10017

January 14, 2015

As disclosed in the Company’s Form 10-Q for the Quarter Ended September 30, 2014, based on a combination of factors and developments during the third quarter of 2014, including the announcement of the Federal Circuit’s decision on August 15, 2014, as well as a decline in the Company’s stock price, the Company determined that there were impairment indicators related to its goodwill. The Company concluded that these factors and developments were deemed “triggering” events requiring that goodwill and certain of the Company’s intangible assets be tested for impairment as of September 30, 2014. The Company performed the first step of the goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount, including goodwill. The fair value of the reporting unit was determined by the Company using certain valuation techniques, including the estimation of an implied control premium, in addition to the Company’s market capitalization on the measurement date as the market capitalization is derived on a non-controlling basis. The implied control premium was selected with the assistance of a third party valuation specialist and was developed based on certain observable market data of comparable companies as described in more detail below. The market capitalization is sensitive to the volatility of the Company’s stock price. Based upon the first step of the goodwill impairment test performed as of September 30, 2014, the Company determined that the fair value of the reporting unit was in excess of the carrying amount by approximately 14% and therefore the second step of the goodwill impairment test was not required. The Company will perform its annual review for goodwill impairment as of December 31, 2014. As disclosed in the Company’s Form 10-Q for the Quarter Ended September 30, 2014, a subsequent decline in the Company’s common stock price would lower the market capitalization affecting the fair value of the reporting unit. Additionally, market data used in the future assessment of the implied control premium could change the Company’s current estimate. If such changes subsequently occur, performance of the second step of the goodwill impairment test might be required, which could result in a material impairment of goodwill.

In determining an implied control premium, the Company’s approach was to identify control premiums resulting from observable merger and acquisition (“M&A”) transactions of comparable companies that would be a good indicator of Vringo’s control premium. The Company determined that the Internet Software and Services and Telecommunications industries best represent the markets in which the Company operates and therefore provide a reasonable basis for comparison when considering M&A transactions and related control premiums. The Company’s valuation specialist utilized its S&P Capital I.Q. tool (“Capital I.Q.”) to screen for transactions in the Internet Software and Services and Telecommunications industries, announced from January 2012 to September 2014. The 65 selected transactions included those in which a majority stake was sought and acquired and the related control premiums observed were one day, one week, and one month prior to the transaction. As a result of this data analysis, it was observed that the median control premiums one day, one week, and one month prior to the selected transactions ranged between 33% - 39%. Additionally, the Company considered available M&A transactions of comparable publicly traded companies in the intellectual property space.

Furthermore, in an effort to gather additional observable data points, a screening of transactions in the Biotech industry was performed. It is the Company’s view that companies in the Biotech industry have many similarities and characteristics to Vringo in that their revenue streams are often based on phases and typically consist of milestone and royalty payments. Additionally, from an investor’s perspective, the Company has a similar risk profile as that of Biotech companies. Based on this analysis, it was determined that the median control premiums one day, one week, and one month prior to the 34 selected M&A transactions in the Biotech industry from January 2012 to September 2014 ranged between 34% - 58%.

VRINGO, INC. Telephone: (212) 309-7549 780 Third Avenue, 12th Floor New York, NY 10017

January 14, 2015

The Company also performed a detailed analysis of control premium data available during the twelve month period prior to September 30, 2014 utilizing the Bloomberg Terminal (MA <GO>). This analysis included M&A activity during that period with deal sizes ranging from $50 - $500 million in various industries, including the broader Technology industry. The results of this analysis were consistent with analyses discussed above. Specifically, it was determined that the median control premium for the 12 transactions selected in the broader Technology industry was approximately 37%.

Based on the foregoing observable inputs and data analyses results, the Company determined that a control premium of 35% was appropriate for purposes of determining the fair value of the reporting unit in connection with its Step 1 goodwill impairment test.

In determining the fair value of the reporting unit, the Company first determined its market capitalization, based on the number of outstanding common shares multiplied by the Company’s stock price on the measurement date, September 30, 2014. As of September 30, 2014, the Company’s market capitalization was approximately $88.5 million (93.2 million common shares outstanding multiplied by the closing share price of $0.95). The Company experiences substantial daily trading volume due to its widely distributed shareholder base. The control premium was determined to be 35% as described above, which results in a reporting unit fair value of approximately $119.5 million ($88.5 million multiplied by 1.35). The carrying value of the reporting unit as of September 30, 2014 was $104.9 million. Therefore, the fair value of $119.5 million was approximately $14.6 million or approximately 14% in excess of the carrying value.

* * * * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

This response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

VRINGO, INC. Telephone: (212) 309-7549 780 Third Avenue, 12th Floor New York, NY 10017

January 14, 2015

Management hopes that the above responses will be acceptable to the Commission. Please do not hesitate to call me at (646) 664-4304 or email me at anyrkovskaya@vringoinc.com with any questions regarding this letter. Thank you for your time and attention.

Sincerely,

VRINGO, INC.

By:	/s/ Anastasia Nyrkovskaya
Anastasia Nyrkovskaya
Chief Financial Officer

780 Third Avenue, 12th Floor
New York, NY 10017
Direct: (646) 664-4304
Facsimile: (646) 532-6775
E-Mail: anyrkovskaya@vringoinc.com

cc:

Andrew Perlman, Chief Executive Officer

Vringo, Inc.

Jeffrey P. Schultz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

VRINGO, INC. Telephone: (212) 309-7549 780 Third Avenue, 12th Floor New York, NY 10017